UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Iridium Communications, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
46269C102
(CUSIP Number)
Steven B. Pfeiffer, Esq.
Fulbright & Jaworski L.L.P.
801 Pennsylvania Avenue, N.W.
Washington, D.C.
20004
202-662-4585
with a copy to:
Marilyn Mooney, Esq.
Fulbright & Jaworski L.L.P.
801 Pennsylvania Avenue, NW
Washington, D.C. 20004
202-662-4678
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 29, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of this Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Baralonco Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO/WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,648,080

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,648,080

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,648,080

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.1%

14	TYPE OF REPORTING PERSON

	CO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Khalid bin Abdullah bin Abdulrahman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Kingdom of Saudi Arabia

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,648,080

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,648,080

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,648,080

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.1%

14	TYPE OF REPORTING PERSON

	IN

Item 1. Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Iridium Communications, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 6707 Democracy Blvd., Suite 300, Bethesda, Maryland 20817.
Item 2. Identity and Background.
This Statement is being filed by Baralonco Limited (the “Company”), organized under the laws of the British Virgin Islands, with its principal executive offices located at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands VG1110. The principal business of the Company is to hold investments. Information as to the executive officers and directors of the Company is set forth in Exhibit A hereto.
This statement is also being filed by Khalid bin Abdullah bin Abdulrahman, the sole owner (the “Owner”) of the Company, whose address is c/o Baralonco Limited located at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands VG1110. His present principal occupation is private investments. The Owner is a resident and national of the Kingdom of Saudi Arabia.
During the past five years, neither the Company nor the Owner nor, to the Company’s knowledge, any of the persons listed in Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither the Company nor the Owner nor, to the Company’s knowledge, any of the persons listed in Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.
The Company acquired 11,648,080 shares of the Common Stock (the “Shares”) on September 29, 2009. 10,648,080 shares of Common Stock were acquired (the “Acquisition Shares”) and cash in the amount of $28,852,795 was received in exchange for all of the capital stock of a wholly-owned subsidiary of the Company, Baralonco N.V. The acquisition of the Acquisition Shares was made pursuant to that certain Transaction Agreement that GHL Acquisition Corp. entered with Iridium Holdings LLC and the owner of its membership units on September 22, 2008, as amended on April 28, 2009 (the “Transaction Agreement”). Immediately following the acquisition, the Company purchased with $10,000,000 of the cash received in the acquisition an additional 1,000,000 shares of Common Stock for a purchase price of $10.00 per share (the “Offering Shares”).
Item 4. Purpose of Transaction.
As a result of the acquisition referenced in Item 3 above, the Issuer has become the sole owner of Iridium Holdings, LLC which, through its subsidiaries, is a provider of mobile voice and data communications services via satellite (the “Business”). The acquisition of the Acquisition Shares and the Offering Shares allows the Owner to continue its long-time investment in the Business.
The Company intends to review the investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer’s business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and the general economic and industry conditions, may in the future take such actions with respect to the investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or the sale of all or a portion of the Shares or other shares of Common Stock hereafter acquired by the Company and the Owner to one or more purchasers.
Under the Transaction Agreement, the Issuer agreed to take all necessary action to have elected to the position of directors to serve in such positions effective immediately after the closing of the acquisition certain individuals, including Steven B. Pfeiffer, a director of the Company, and another individual to be named by Baralonco N.V. prior to the closing of the acquisition. Mr. Pfeiffer became a director of the Issuer immediately after the closing of the acquisition. The additional nomination was not made prior to the closing of the acquisition, but the Company has now made a nomination of a person to the Governance and Nominating Committee of the Issuer’s Board of Directors for its consideration.
Except as described above, neither the Company nor the Owner has any current plans or proposals that relate to or would result in any of the events set forth in paragraphs (a) through (j) of Item 4. The Company and the Owner may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer.
(a) The Company beneficially owns 11,648,080 Shares. As the Company is wholly-owned by the Owner, the Owner also beneficially owns the same 11,648,080 Shares. This number of shares represents 17.1% of the outstanding shares as calculated under Rule 13d-3 of the Securities Exchange Act of 1934 as amended. To the knowledge of the Company, no director or executive officer of the Company beneficially owns any shares of Common Stock.
(b) As the Company is wholly-owned by the Owner, the Company and the Owner share voting and investment power over the 11,648,080 Shares.
(c) Other than the transactions described in Item 3 above, neither the Company nor the Owner nor, to the knowledge of the Company, any director or executive officer of the Company, has effected any transaction in the Common Stock during the past sixty days.
(d) No person, other than the Company, has the right to receive dividends from the Common Stock and no person other than the Company has the right to receive the proceeds from the sale of the Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The Company has entered into a pledge agreement with the Issuer dated as of September 29, 2009 (the “Pledge Agreement”) in connection with the Transaction Agreement. The Company has pledged 1,500,000 shares of Common Stock under the Pledge Agreement as collateral (the “Collateral”) to secure its indemnification obligations under the Transaction Agreement. In the absence of a claim, the Collateral will be released on September 30, 2011. Under the Pledge Agreement, the Company covenants not to sell or otherwise dispose of the Collateral. Unless an Indemnification Event as defined in the Pledge Agreement shall have occurred and be continuing, the Company shall maintain the voting rights with respect to the Collateral.
The Company has also entered a registration rights agreement with the Issuer dated as of September 29, 2009 (the “Registration Rights Agreement”) with respect to the Acquisition Shares. Pursuant to the Registration Rights Agreement, the Company has agreed to a one-year “lock-up” for the Shares, except for underwritten secondary offerings approved by the Issuer’s board of directors any time after six months from the closing of the acquisition and except for transfers made with the prior written consent of the Issuer.
The description of each of the Pledge Agreement and the Registration Rights Agreement is qualified in its entirety by reference to such agreement, a copy of which is incorporated by reference as an Exhibit to this statement on Schedule 13D.
Item 7. Material to be Filed as Exhibits.

Exhibit A	Information concerning the Company’s executive officers and directors.

Exhibit B	Transaction Agreement dated September 22, 2008, incorporated herein by reference to Exhibit 1.01 of the Issuer’s current report on Form 8-K filed with the SEC on September 25, 2008.

Exhibit C	Amendment to Transaction Agreement dated April 28, 2009, incorporated herein by reference Exhibit 1.01 of the Issuer’s current report on Form 8-K filed with the SEC on April 28, 2009.

Exhibit D	Form of Pledge Agreement, incorporated by reference to Annex C of the Issuer’s Proxy Statement filed August 28, 2009.

Exhibit E	Form of Registration Rights Agreement, incorporated by reference to Annex D of the Issuer’s Proxy Statement filed August 28, 2009.

Exhibit F	Filing Agreement

Exhibit G	Powers of Attorney
Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	October 8, 2009
Signature	/s/ Steven B. Pfeiffer

Name/Title	Steven B. Pfeiffer, Attorney in fact